Leading Brands, Inc.
Management’s Discussion & Analysis
For the three months and nine months ended November 30, 2005

January 5, 2006

The following information should be read in conjunction with the Company’s February 28, 2005 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 21 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the Company) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a major producer and distributor of private label products and a co-packer for major branded beverage items.

Overall Performance

The Company reported a loss of $550,880 in the three months ended November 30, 2005 compared to $433,760 in the prior year. The Company experienced net revenue growth of $2,285,010 for the quarter, a 33% increase over the same quarter of the prior year. Gross margin increased $803,235 as a result of the increase in revenue but was offset by an increase in selling, general and administration (SG&A) expenses of $888,181 resulting in a net loss comparable to the same quarter in the prior year. The increase in SG&A expenses is primarily attributable to increases in the Company’s sales force and marketing costs to promote the Company’s new brands and the expensing of listing fees in the amount of $307,400 for the current quarter compared to $1,300 in the same quarter of the prior year. The Company continues to focus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Results of Operations

Introduction
The Company is involved in two main business functions (i) the distribution of the Company’s brands and other licensed brands, principally in North America and (ii) the operation of two bottling plants. The plants produce the Company’s branded beverages and provide bottling services to large co-pack customers and national grocery chains for their proprietary products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through an ‘Integrated Distribution System’ (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to grow profitable sales by increasing distribution of the Company’s branded beverage and food products, securing additional volume from its existing co-pack customers and obtaining new production contracts from customers requiring bottling services. The Company’s major focus is to accomplish this while incurring controlled increases in selling, general and administrative costs to create increased profit for the Company.

Sales

Quarter ended November 30, 2005

	Quarter ended	Quarter ended
Revenue	November 30, 2005	November 30, 2004	Change
Bottling Plant	$3,507,583	$2,687,859	$ 819,724
Distribution and
Other	$6,048,852	$4,369,650	$1,679,202
Total Gross Revenue	$9,556,435	$7,057,509	$2,498,926
Discounts,
allowances and
Rebates	($ 407,186)	($ 193,270)	($ 213,916)
Net Revenue	$9,149,249	$6,864,239	$2,285,010

Gross sales for the quarter ended November 30, 2005 were $9,556,435 compared to $7,057,509 for the previous year, representing an increase of 35%. The increase in plant revenue of $819,724 is a result of an increase in co-packing revenue of $1,385,653 from the Company’s main co-pack customers, offset by a decrease in revenue from sales to customers where the customer supplies the raw materials of $565,929, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other revenue of $1,679,202 consists of an increase in revenue of the Company’s own brands of $755,717, largely due to the Company’s new TrueBlue® product, an increase in sales of licensed brands and other revenue of $1,008,086, largely due to Hansen’s® products and Fiji Water®, offset by a decrease in revenue from food products of $84,601. Sales discounts, allowances and rebates for the quarter ended November 30, 2005 were $407,186 compared to $193,270 for the previous year. This represents an increase in sales discounts, allowances and rebates related to the sales of the Company’s owned and licensed brands in the amount of $215,818 offset by a decrease in volume rebates related to the bottling plant in the amount of $1,902.

Nine months ended November 30, 2005

	Nine months ended	Nine months ended
Revenue	November 30, 2005	November 30, 2004	Change
Bottling Plant	$ 12,075,895	$13,750,645	($1,674,750)
Distribution and
Other	$18,031,698	$ 13,802,349	$4,229,349
Total Gross Revenue	$30,107,593	$27,552,994	$2,554,599
Discounts,
allowances and
Rebates	($ 970,605)	($ 610,286)	($ 360,319)
Net Revenue	$29,136,988	$26,942,708	$2,194,280

Gross sales for the nine months ended November 30, 2005 were $30,107,593 compared to $27,552,994 for the previous year, representing an increase of 9.3% . The decrease in plant revenue of $1,674,750 is a result of an increase in co-packing revenue of $2,342,282, from the Company’s main co-pack customers, offset by a decrease in revenue from sales to customers where the customer supplies the raw materials of $4,017,032, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other revenue of $4,229,349 consists of an increase in revenue of the Company’s own brands of $1,367,025, largely due to the Company’s new TrueBlue® product, an increase in sales of licensed brands and other revenue of $2,649,108, largely due to Hansen’s® products and Fiji Water® and an increase in revenue from food products of $213,216. Sales discounts, allowances and rebates for the nine months ended November 30, 2005 were $970,605 compared to $610,286 for the previous year. This represents an increase in sales discounts, allowances and rebates related to the sales of the Company’s owned and licensed brands in the amount of $376,076 offset by a decrease in volume rebates related to the bottling plant in the amount of $15,757.

Cost of Sales and Margin

Quarter ended November 30, 2005

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2005	November 30, 2004	Change
Bottling Plant	$2,202,264	$1,886,156	$ 316,108
Distribution and
Other	$4,374,580	$3,208,913	$1,165,667
Total	$6,576,844	$5,095,069	$1,481,775

Cost of sales for the quarter ended November 30, 2005 was $6,576,844 compared to $5,095,069 for the previous year, representing an increase of 29%. The increase in plant cost of sales of $316,108 is a result of an increase in co-packing cost of sales of $693,946 from the Company’s main co-pack customers, offset by a decrease in cost of sales from sales to customers where the customer supplies the raw materials of $377,838, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other cost of sales of $1,165,667 consists of an increase in cost of sales of the Company’s own brands of $542,603, largely due to the Company’s new TrueBlue® product, an increase in cost of sales of licensed brands and other products of $636,911, largely due to Hansen’s® products and Fiji Water®, offset by a decrease in cost of sales from food products of $13,847.

Nine months ended November 30, 2005

	Nine months ended	Nine months ended
Cost of Sales	November 30, 2005	November 30, 2004	Change
Bottling Plant	$6,885,663	$8,829,558	($1,943,895)
Distribution and
Other	$13,391,067	$10,116,326	$3,274,741
Total	$20,276,730	$18,945,884	$1,330,846

Cost of sales for the nine months ended November 30, 2005 was $20,276,730 compared to $18,945,884 for the previous year, representing a increase of 7%. The decrease in plant cost of sales of $1,943,895 is a result of an increase in co-packing cost of sales of $1,573,997 from the Company’s main co-pack customers, offset by a decrease in cost of sales from sales to customers where the customer supplies the raw materials of $3,517,892, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other cost of sales of $3,274,741 consists of an increase in cost of sales of the Company’s own brands of $1,118,130, largely due to the Company’s new TrueBlue® product, an increase in cost of sales of licensed brands and other products of $1,846,978, largely due to Hansen’s® products and Fiji Water® and an increase in cost of sales from food products of $309,633.

Quarter ended November 30, 2005

	Quarter ended	Quarter ended
Margin	November 30, 2005	November 30, 2004	Change
Bottling Plant	$ 1,260,280	$ 754,761	$ 505,519
Distribution and
Other	$ 1,312,125	$ 1,014,409	$ 297,716
Total	$ 2,572,405	$ 1,769,170	$ 803,235
Margin percentage	28.1%	25.8%	2.3%

Margin for the quarter ended November 30, 2005 was $2,572,405 compared to $1,769,170 for the previous year, representing an increase of 2.3% . The increase in plant margin of $505,519 is a result of an increase in co-packing margin of $693,610 from the Company’s main co-pack customers, offset by a decrease in margin from sales to customers where the customer supplies the raw materials of $188,091, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other margin of $297,716 consists of an increase in margin from the Company’s own brands of $139,203, largely due to the Company’s new TrueBlue® product, an increase in margin from licensed brands and other products of $264,661, largely due to Hansen’s® products and Fiji Water®, offset by a decrease in margin from food products of $106,148.

Nine months ended November 30, 2005

	Nine months ended	Nine months ended
Margin	November 30, 2005	November 30, 2004	Change
Bottling Plant	$ 5,035,163	$ 4,750,261	$ 284,902
Distribution and
Other	$ 3,825,095	$ 3,246,563	$ 578,532
Total	$ 8,860,258	$ 7,996,824	$ 863,434
Margin percentage	30.4%	29.7%	0.7%

Margin for the nine months ended November 30, 2005 was $8,860,258 compared to $7,996,824 for the previous year, representing an increase of 0.7% . The increase in plant margin of $284,902 is a result of an increase in co-packing margin of $784,043 from the Company’s main co-pack customers, offset by a decrease in margin from sales to customers where the customer supplies the raw materials of $499,141, largely due to the discontinuance of production of SoBe® and minor private label brands. The increase in distribution and other margin of $578,532 consists of an increase in margin from the Company’s own brands of $110,240, largely due to the Company’s new TrueBlue® product, an increase in margin from licensed brands and other products of $623,023, largely due to Hansen’s® products and Fiji Water®, offset by a decrease in margin from food products of $154,731.

Selling, General and Administration Expenses
For the quarter ended November 30, 2005 these expenses increased $888,181 from $2,017,131 to $2,905,312, or 44%. Selling and marketing expenses increased $605,732 due to an increase in listing fee expenses of $306,103 and increased selling and marketing expenditures to promote the Company’s new brands while plant, warehousing and administration expenses increased by $282,449 due to higher sales and production volumes.

For the nine months ended November 30, 2005 these expenses increased $1,653,327 from $6,393,623 to $8,046,950, or 25.9% . Selling and marketing expenses increased $1,288,706 due to an increase in listing fee expenses of $443,680 and increased selling and marketing expenditures to promote the Company’s new brands while plant, warehousing and administration expenses increased by $364,621 due to higher sales and production volumes.

Other Expenses
Depreciation for the quarter ended November 30, 2005 remained consistent with the prior year at $219,740 compared to $228,183 and the nine months ended November 30, 2005 at $635,744 compared to $647,459. Amortization of deferred costs for the quarter ended November 30, 2005 remained consistent with the prior year at $23,415 compared to $21,217. For the nine months ended November 30, 2005 amortization of deferred costs increased from $55,422 to $68,054 due to the amortization of product development costs for the Company’s new products, TrueBlue®, Brand X OriginalsÔ and InfinityÔ. Interest increased for the quarter by $7,112 from $82,589 in the prior year to $89,701 for the current year, and $16,943 for the nine months ended November 30, 2005 from $234,572 to $251,515 mostly due to currency translation. Interest for the nine months ended November 30, 2005 was slightly lower in Canadian funds. In nine months ended November 30, 2004 the Company recorded other income of $666,547 from the settlement of certain disputes and resultant contract cancellations which was non recurring.

Income Taxes
In the quarter ended November 30, 2005, the Company recorded an increase to the future income tax asset in the amount of $141,944 compared to $142,081 in the prior year and a reduction to the future income tax asset of $239,326 in the nine months ended November 30, 2005 compared to $859,514 in the prior year corresponding to the operating results in the Canadian operating entity. Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision. The Company may from time to time record income tax expense during the same period that it records a net loss when one or more of its subsidiaries generate taxable net income in a period and one or more others generate net losses that exceed the net income from the profitable subsidiary or subsidiaries.

Summary of Quarterly Results

	November 30		August 31		May 31		February 28/29
	2005	2004	2005	2004	2005	2004	2005	2004
Net sales /
operating	$9,149,249	$6,864,239	$11,010,904	$10,793,438	$8,976,834	$9,285,031	$6,623,496	$7,215,125
revenue
Income
(loss)	($550,880)	($ 433,760)	($ 158,101)	$ 512,429	$ 300,436	$ 396,336	$ 150,638	($1,585,232)
Income
(loss) per
share	($0.04)	($0.03)	($0.01)	$0.03	$0.02	$0.03	$0.01	($0.10)

Net Income
(loss) per
share, fully	($0.04)	($0.03)	($0.01)	$0.03	$0.02	$0.03	$0.01	($0.10)
diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The new stock based compensation rules create a non-cash expense to sales general and administration expenses. Income/loss by quarter would be as follows without this expense:

	November 30		August 31		May 31		February 28/29
	2005	2004	2005	2004	2005	2004	2005	2004
Income(loss)
	($550,880)	($433,760)	($158,101)	$512,429	$300,436	$396,336	$150,638	($1,585,232)
Stock based
compensation	$ 55,165	$ 15,023	$ 97,704	$ 155,053	$ 60,210	$ 68,131	$ 68,205	$ 12,911
Income(loss)
excluding
stock based	($495,715)	($418,737)	($ 60,397)	$667,482	$360,646	$464,467	$218,843	($1,572,321)
compensation
expense

Liquidity and Capital Resources

As at November 30, 2005 the company had negative working capital of $780,539 compared to negative working capital of $899,375 at February 28, 2005. Bank indebtedness at November 30, 2005 was $3,551,248 compared to $2,512,897 for the prior year-end. There were no cash or cash equivalents as at November 30, 2005 or at the prior year-end.

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all but the current ratio covenant at November 30, 2005. In the event of a covenant violation, the lender has agreed to issue a monthly service charge in the amount of $5,000 Canadian until the covenant is in compliance.

The Company has an operating line of $3,856,372, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $305,124 at November 30, 2005. The Company has no significant planned capital projects and believes that it currently has sufficient working capital to continue operations for the next twelve months and thereafter. Should any significant capital projects be planned, they may require third party financing.

Net cash utilized in operating activities for the three months ended November 30, 2005 was $156,780 compared to $66,139 in the prior year. In the quarter ended November 30, 2005, additional cash was utilized for listing fees, marketing expenses and sales expenses to promote the Company’s owned and licensed brands. In the quarter ended November 30, 2005, working capital changes generated $211,673 due to an decrease in trade accounts receivable that generated $1,082,471 related to a seasonal decrease in sales from the previous quarter offset by an increase in inventory to position for expected sales levels of the Company’s new TrueBlue® brand that utilized $420,747, an increase in prepaid expenses that utilized $10,330 due to an increase in prepaid listing fees offset by reductions in prepaid insurance premiums and other prepaid items, and a seasonal decrease in accounts payable that utilized $439,721. In the quarter ended November 30, 2004, working capital changes generated $245,253 due to a decrease in trade accounts receivables that generated $1,193,901 related to a seasonal decrease in sales from the previous quarter, a seasonal decrease in inventory that generated $382,631, a decrease in prepaid expenses that generated $56,599 offset by a seasonal decrease in accounts payable that utilized $1,387,878.

Net cash utilized in operating activities for the nine months ended November 30, 2005 was $200,773 compared to $1,061,186 generated in the prior fiscal year. In the nine months ended November 30, 2005, additional cash was utilized for listing fees, marketing expenses and sales expenses to promote the Company’s owned and licensed brands. In the nine months ended November 30, 2004, a portion of the cash generated from operating activities was a result of non-recurring contract settlements. In the nine months ended November 30, 2005, working capital changes utilized $974,635 due to an increase in trade accounts receivables that utilized $480,070 due to a change in sales mix between co-pack customers having credit terms of 15 days and distribution customers with credit terms of 30 days, an increase in inventory that utilized $1,693,203 mostly due to the Company’s new TrueBlue® brand and higher inventory levels of Hansen’s® products and Fiji Water®, an increase in prepaid expenses that utilized $586,075 mostly due to prepaid listing fees, offset by an increase in accounts payable that generated $1,784,713. In the nine months ended November 30, 2004, working capital changes utilized $1,216,032 due to a reduction in accounts payable that utilized $3,297,691, offset by a decrease in prepaid expenses that generated $10,601, and seasonal decrease in inventory that generated $345,190 and a decrease in accounts receivable that generated $1,725,868 due to fewer sales to co-pack customers in which the Company supplies the raw materials.

In the quarter ended November 30, 2005, net cash generated from investing activities was $11,210 compared to $37,080 utilized in the same quarter of the previous year. $35,273 was expended on the purchase of capital assets compared to $25,036 in the prior year. In the current year, $7,915 was expended on equipment for the bottling operations compared to $14,845 in the prior year, $23,006 was expended on vehicles in the current year and $4,352 was expended on office equipment and software compared to $10,191 in the prior year. The sale of assets generated $46,483 in the current year mostly from the sale of vehicles compared to $34,850 in the prior year from the sale of production equipment. Expenditures on deferred costs for product development utilized $46,894 in the prior year.

In the nine months ended November 30, 2005, net cash utilized in investing activities was $104,990 compared to $237,282 in the same period of the previous year. $158,029 was expended on the purchase of capital assets compared to $201,663 in the prior year. In the current year, $63,991 was expended on equipment for the bottling operations compared to $139,465 in the prior year, $32,049 was expended on vehicles compared to $28,582 in the prior year, and $61,989 was expended on office equipment, software, and leasehold improvements compared to $33,616 in the prior year. The sale of assets generated $53,039 compared to $41,635 in the prior year. In the prior year, expenditures on deferred costs for product development utilized $77,254.

In the quarter ended November 30, 2005, financing activities generated $120,788 compared to $62,308 utilized in the prior year. In the current year, the Company repaid long-term debt of $224,197 compared to $212,682 in the prior year and increased bank indebtedness in the amount of $344,985 compared to $145,935 in the prior year. In the prior year, the Company generated $4,439 from issuance of common share capital.

In the nine months ended November 30, 2005, financing activities generated $233,981 compared to $971,678 utilized in the prior year. In the current year, the Company repaid long-term debt of $654,619 compared to $874,728 in the prior year, increased bank indebtedness in the amount of $860,283 compared to a decrease in bank indebtedness of $490,501 in the prior year. In the prior year, the company generated $389,112 in proceeds from additional long term debt to fund additions to the bottling plant equipment. In the current year, the Company generated $28,317 from issuance of common share capital compared to $4,439 in the prior year.

Trend Information

During the first nine months of the fiscal year the Company invested heavily in sales and marketing expenses, primarily in support of the North American-wide launch of its TrueBlue® blueberry cocktail brand. A principal focus of those efforts is obtaining listings in chain grocery stores, which in the main require brand owners to pay slotting fees in order to obtain shelf space. The Company on average experiences a 12 week delay between the date it receives approval for the listing of one of its products and the date the product reaches the store shelf. Consequently, sales and marketing expenses do not necessarily translate into increased sales in the same fiscal quarter. The Company is now starting to see the results of these efforts in the gross revenue increase of 35% in this quarter over the same quarter of the last fiscal year. The trend of revenue growth is expected to continue into the 2006 fiscal year. The Company will continue to focus on increasing the distribution of its brands and building its co-pack business while controlling overhead costs.

Related Party Transactions

The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data

At January 5, 2006 the Company had 15,075,069 issued and outstanding common shares.

There were also 2,970,519 issued and outstanding stock options, of which 2,138,892 were vested.

Forward-Looking Statements

The Company relies upon the U.S. Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.